UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 24, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

MANUAL FOR ATTENDANCE AT THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Santander

April 25, 2025



1 INVITATION FROM **MANAGEMENT**

2 CALL **NOTICE**

3 ATTENDANCE **AT THE MEETING**

4 INFORMATIONS **ABOUT THE AGENDA**

EXHIBITS:

I TEMPLATE OF **POWER OF ATTORNEY**

II CURRICULUM VITAE OF THE **INDICATED CANDIDATES TO COMPOSE THE BOARD OF DIRECTORS**

III COMPANY'S CONSOLIDATED **BYLAWS**

1. INVITATION FROM MANAGEMENT

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Santander Brasil, to participate in our Ordinary and Extraordinary General Meetings ("OEGM").

This Manual was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

In order to facilitate your analysis and appreciation of the matters to be resolved, this Manual includes the information made available in addition to the Call Notice.

This Manual must be read together with the Management Proposal and other documents related to our General Meeting, available on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm .gov.br) and on the B3 website (www.b3.com.br).

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

DATE & TIME

04/25/2025
3 PM (BRT)

LOCAL

Avenida Presidente Juscelino Kubitschek nº 2041 – 2º mezanino, Vila Nova Conceição, São Paulo/SP

2. CALL NOTICE

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

CALL NOTICE – ORDINARY AND EXTRAORDINARY GENERAL MEETINGS - Shareholders are hereby invited to attend the Ordinary and Extraordinary General Meetings ("OEGM") to be held on April 25, 2025, at 3:00 PM, at the principal place of business of the Company, located at Avenida Presidente Juscelino Kubitschek No. 2041 – 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

At the Ordinary General Meeting:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report;
(ii) To DECIDE on the allocation of net income for the year 2024 and the distribution of dividends;
(iii) To FIX the number of members that will compose the Board of Directors in the term of office from 2025 to 2027;
(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2025 to 2027; and
(v) To FIX the annual global compensation of the Company's management and members of Audit Committee for the year of 2025.

At the Extraordinary General Meeting:

(i) To AMEND art. 30 of the Company's Bylaws, to adapt the rules for the composition and term of office of the Audit Committee to the Central Bank of Brazil's standard – CMN Resolution 4,910/21; and
(ii) To CONSOLIDATE the Company's Bylaws

Observations for participation and Voting during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person: The shareholders or their legal representatives shall present themselves for the OEGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy-two (72) hours before the OEGM is held;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

2. CALL NOTICE

As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the OEGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision-making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures.

In this sense, the Company recommends and encourages the participation of its shareholders in its Meetings, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Ordinary and Extraordinary General Meetings of April 25, 2025.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares;

3. The documents related to the matters to be examined and resolved at the OEGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CMV – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, March 24, 2025 .

Deborah Stern Vieitas

Chairwoman of the Board of Directors.

3. ATTENDANCE AT THE MEETING

Santander Brasil shareholders may participate in the OEGM in person or by proxy, as specified in item 3.2 below or even by Remote Voting Ballot. Shareholders will be required to provide the following documents to participate in the OEGM.

Individual:

- identity document with photo (original or copy)
- proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)

Legal entity:

- corporate documents that prove the legal representation of the shareholder (original or copy)
- legal representative's identity document with photo (original or copy)

Investment fund:

- identity document of the legal representative of the Investment Fund's manager (or of the manager, as the case may be) with photo (original or copy)
- simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the OEGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the OEGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the OEGM and discuss all matters submitted for resolution.

3. ATTENDANCE AT THE MEETING

3.2. Participation by Proxy

The shareholder may be represented at the OEGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund's manager being responsible for representing the quota holders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the OEGM is held.

However, in order to facilitate shareholders' access to the OEGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the OEGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the OEGM is held.

In case the Shareholder is unable to attend the OEGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit 1 to this Manual.

3. ATTENDANCE AT THE MEETING

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the OEGM, as provided for in item 3 above.

The documents shall be delivered at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A - Vila Nova Conceição - São Paulo – SP, 9th floor – Corporate - Legal Department, email: rafael.faria@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Resolution No. 81/22, the Company's shareholders may also vote at shareholders' meetings by means of remote voting, to be formalized through the "remote voting ballot" ("Ballot"), the template of which is available in the Corporate Governance area of the Company's Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I) Submittal of the Ballot to Custody agents or Central Depository

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent ("Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians and Central Depository to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by **04/22/2025 (including)**, unless defined otherwise by them.

3. ATTENDANCE AT THE MEETING

(II) Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Bookkeeper up to 4 days before the date of the OEGM, in the other words, by **04/22/2025 (including)** (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by **04/22/2025 (including)**.

Remote voting ballots received by the Bookkeeper after 04/22/2025 shall be disregarded.

3. **ATTENDANCE** AT THE MEETING

(III) Submittal of the remote voting ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The same documents listed at the beginning of this section for Individuals, Legal Entities and Investment Funds must be sent to the Company up to 4 days before the date of the OEGM, in the other words, by 04.22.2025 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Relações com Investidores – Avenida Presidente Juscelino Kubitscheck, 2041 – 26º andar – Vila Nova Conceição – São Paulo/SP – CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by **04/22/2025 (including)**.

Remote voting ballots received by the Bookkeeper after 04/22/2025 shall be disregarded.

3. **ATTENDANCE** AT THE MEETING

General Information:

- In accordance with Article 44 of CVM Resolution No. 81/22, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

- upon termination of the deadline for remote voting, in other words, **by 04/22/2025 (including)**, the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. INFORMATIONS **ABOUT THE AGENDA**

4.1 At the Ordinary General Meeting:

I - To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report.

The documents presented by the management are:

i. Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;

ii. Comments of the administrative officers on the financial condition of the Company (Exhibit II - Item 2 of the Reference Form);

iii. Copy of the Financial Statements and Explanatory Notes;

iv. Opinion of the Independent Auditors;

v. Summary of the report of the Audit Committee; and

vi. Standardized financial statements form – DFP – ("demonstrações financeiras padronizadas").

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on 02/05/2025, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB made available on 02/28/2025

These documents can be found on the electronic address of CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.brand www.santander.com.br/acionistas), according to information shown in the exhibit II of the Company's Management Proposal.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

II - To DECIDE on the allocation of net income for the year 2024 and the distribution of dividends

(a) Net Profit Allocation

The Management presents a proposal for the fiscal year 2024 net profit allocation in compliance with the provisions of Article 10, first paragraph, item II and the respective Annex A to CVM Resolution 81/22. Said proposal is contained in the Exhibit III to the Management Proposal, available in our Investor Relations website (www.ri.santander.com.br), as well as at CVM (www.cvm.gov.br) and B3 (www.b3.com.br) websites . We recommend the careful reading of said exhibit.

The net profit of the Company in the fiscal year 2024 was

R$ 13.035.452.353,20.

4. INFORMATIONS **ABOUT THE AGENDA**

Management proposes the following allocation for net income for the year 2024:

1. The amount of R$ 651,772,617.66 (six hundred and fifty-one million, seven hundred and seventy-two thousand, six hundred and seventeen reais and sixty-six cents), to the Company's legal reserve account;

2. The amount of R$ 6,000,000,000.00 (six billion reais), as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on January 11, 2024, April 10, 2024, July 10, 2024, October 10, 2024, of which R$ 5,800,000,000.00 (five billion and eight hundred million reais), as Interest on Equity allocated within the mandatory minimum dividends and R$ 200,000,000.00 (two hundred million reais), in the form of interim dividends; and

3. The balance of the remaining net profit after the distributions above, to the value of R$ 6,383,679,735.54 (six billion, three hundred and eighty-three million, six hundred and seventy-nine thousand, seven hundred and thirty-five reais and fifty-four cents), for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws.

The Management understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed at the Managements Proposal, the Company management has approved the distribution to its shareholders the global amount of R$6,000,000,000.00 (six billion reais), as dividends and Interest on Equity to shareholders, which have been the object of decision in the meetings of the Board of Directors held on January 11, 2024, April 10, 2024, July 10, 2024, October 10, 2024, of which R$ 5,800,000,000.00 (five billion and eight hundred million reais), as Interest on Equity allocated within the mandatory minimum dividends and R$ 200,000,000.00 (two hundred million reais), in the form of interim dividends and was paid to shareholders based on their respective interests in the Company's capital stock.

III. To FIX the number of members that will compose the Board of Directors in the term of office from 2025 to 2027

The Company's management proposes that the Board of Directors comprises of 10 members for a term of office to be effective between the Ordinary General Meeting of 2025 and the Ordinary General Meeting of 2027.

4. INFORMATIONS **ABOUT THE AGENDA**

IV. To ELECT the members of the Company's Board of Directors for a term of office from 2025 to 2027

After complying with the applicable governance approvals, the Company proposes to the OGM the election for a new term of two (2) years, of the following candidates recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Position
Deborah Stern Vieitas	President (Independent)
Javier Maldonado Trinchant	Vice President
Cristiana Almeida Pipponzi	Independent Director
Cristina San Jose Brosa	Director
Deborah Patricia Wright	Independent Director
Ede Ilson Viani	Director
José de Paiva Ferreira	Independent Director
Mario Roberto Opice Leão	Director
Pedro Augusto de Melo	Independent Director
Vanessa de Souza Lobato Barbosa	Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 11 of CVM Resolution 81/22, can be found in the Exhibit IV of the Management Proposal, on the Company's investor relations website (www.ri.santander.com.br), on the CVM (www.cvm.gov.br) and on the B3 website (www.b3.com.br).

V. To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2025

For the period from January to December, 2025, the amount proposed by the management as the annual global compensation for the Company's management (Board of Directors and Executive Board) is of up to R$ 600,000,000.00 (six hundred million Brazilian Reais), covering fixed remuneration, variable remuneration and the stock base remuneration.

The amount proposed by the Board of Directors as annual global compensation of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2025 is of up to R$ 4,000,000.00 (four million Brazilian Reais).

4. INFORMATIONS **ABOUT THE AGENDA**

4.2 At Extraordinary General Meeting :

I. To AMEND art. 30 of the Company's Bylaws, to adapt the rules for the composition and term of office of the Audit Committee to the Central Bank of Brazil's standard – CMN Resolution 4,910/21.

The Company's management proposes the approval of the amendment to article 30 and its paragraph 2 of the Bylaws to align the rules of composition and term of office of the Audit Committee with the provisions of CMN Resolution 4,910/21, issued by the Central Bank of Brazil. This update aims to ensure compliance with current regulations and strengthen the Company's governance.

The information pertinent to the amendment of the Company's Bylaws, pursuant to article 12 of CVM Resolution 81/22, can be found in the Exhibit VI of the Management Proposal on the Company's investor relations website (www.ri.santander.com.br), on the CVM website (www.cvm.gov.br) and on the B3 website (www.b3.com.br).

II. To CONSOLIDATE the Company's Bylaws.

In view of the change proposed in the previous item of the Agenda, the Company's Management proposes that, if the change is approved, the consolidation of the Company's Bylaws contemplating said changes, without change marks, in the form of the Exhibit III to this Manual.

The consolidated version of the Bylaws with amendment marks highlighting the proposed changes can be found in the Management Proposal on the Company's investor relations website (www.ri.santander.com.br), on the CVM page (www.cvm. gov.br) and on the B3 website (www.b3.com.br).

Exhibits

EXHIBIT I - TEMPLATE OF **POWER OF ATTORNEY**

POWER OF ATTORNEY

[[SHAREHOLDER], [QUALIFICATION] ("Grantor"), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição ("Grantees") to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Ordinary and Extraordinary General Meetings to be held, on first call, on April 25, 2025, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - 2nd mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

At the Ordinary General Meeting

(i) To TAKE the management accounts, to examine, discuss and vote on the Company's Financial Statements related to the fiscal year ended on December 31, 2024, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors' opinion and the Audit Committee Report.

( ) In favor ( ) Against ( ) Abstention

(ii) To DECIDE on the allocation of net income for the year 2024 and the distribution of dividends.

( ) In favor ( ) Against ( ) Abstention

(iii) To FIX the number of members that will compose the Board of Directors in the term of office from 2025 to 2027.

( ) In favor ( ) Against ( ) Abstention

(iv) To ELECT the members of the Company's Board of Directors for a term of office from 2025 to 2027.

( ) In favor ( ) Against ( ) Abstention

(v) To FIX the annual global compensation of the Company's management and members of Audit Committee for the year of 2025.

( ) In favor ( ) Against ( ) Abstention

EXHIBIT I - TEMPLATE OF **POWER OF ATTORNEY**

At the Extraordinary General Meeting

(i) To AMEND art. 30 of the Company's Bylaws, to adapt the rules for the composition and term of office of the Audit Committee to the Central Bank of Brazil's standard – CMN Resolution 4,910/21;

( ) In favor ( ) Against ( ) Abstention

(ii) To CONSOLIDATE the Company's Bylaws.

( ) In favor ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Ordinary and Extraordinary General Meeting mentioned above.

[Location], [day] of [month] 2025.

____

[Signature of Grantor]

Deborah Stern Vieitas



Mrs. Deborah Vieitas is Brazilian, holds French nationality, and was born on August 21, 1957. She holds a degree in Public Administration from FGV-SP and in Journalism from the School of Communications and Arts at USP. He also holds a master's degree in Administration from FGV-SP and a postgraduate degree in Public Administration from the École Nationale d'Administration. She was CEO of the American Chamber of Commerce for Brazil (Amcham Brasil), from 2015 to 2022. From 2015 to 2017, she was an independent member of the board of AXA Seguros SA. From 2008 to 2014, he was CEO and member of the Board of Directors of Banco Caixa Geral - Brazil. From 2000 to 2008, she was Vice President of Banco BNP Paribas Brasil, responsible for Large Corporate and Financial Institutions Coverage and financing portfolios. From 1998 to 2000, she was Vice President of Banco CCF Brasil in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. She is currently Independent Chairman of the Board of Directors and coordinator of the Nomination and Governance Committee of Banco Santander (Brasil) S.A., and current member of the Risk and Compliance Committee; Compensation Committee. Since 2022, she has held the position of independent member of BRF's Board of Directors and is a member of the Audit and People Committees.

EXHIBIT II - RÉSUMÉ OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Javier Maldonado Trinchant



Mr. Maldonado is Spanish and was born on July 11, 1962. He holds a law degree from UNED University and Northwestern University. Mr. Maldonado joined the Santander Group in 1995 as Head of the International Legal division of Banco Santander de Negócios, S.A.. Mr. Maldonado currently holds the position of Senior Executive Vice President and Chief Cost Officer of Grupo Banco Santander, S.A. Mr. Maldonado served on the board of Alawwal Bank (formerly known as Saudi Hollandi Bank Riyadh) from 2008 to 2019. He practiced corporate and international law for thirteen years and was previously an attorney at Baker & McKenzie and Head of the corporate and international law department at J.Y. Hernandez-Canut. At Santander Brasil, he serves as vice chairman of the Board of Directors and as a member of the Nomination and Governance committee.

EXHIBIT II - RÉSUMÉ OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Cristina San Jose Brosa



Mrs. San Jose is Spanish and was born on June 16, 1978. He holds a bachelor's degree in Mathematics from the University of Zaragoza and an MBA in Finance from New York University. Ms. San Jose joined the Santander Group in 2015 and currently holds the position of Chief Data Officer of the Santander Group, where she leads the Data Management & Governance and the Machine Learning Lab. Prior to joining the Santander Group, Mrs. San Jose was a lead partner of McKinsey & Company's Global Machine Learning Hub. He is currently a member of the Board of Directors of Banco Santander (Brasil) S.A. and a member of the Risk and Compliance Committee..

Cristiana Almeida Pipponzi



Mrs. Cristiana Pipponzi is Brazilian and holds a degree in Business Administration from the Faculty of Economics and Administration of the University of São Paulo, an MBA from INSEAD in France. She has worked with e-commerce projects at E&Y and was Director of Marketing, Institutional Communication and Sustainability at Droga Raia S.A. She currently holds the position of advisor to Droga Raia S.A. At Santander Brasil, she serves as a member of the Board of Directors and of the Sustainability and Nomination and Governance committees. Ms. Pipponzi meets the independence criteria set forth in paragraph 3 of Article 14 of the Company's Bylaws.

EXHIBIT II - RÉSUMÉ OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Deborah Patricia Wright



Mrs. Deborah Wright is Brazilian, born on September 4, 1957. Graduated in business administration from the School of Business Administration of São Paulo, Fundação Getúlio Vargas (EAESP-FGV). Ms. Wright began her career in 1980 in Kibon's Marketing Department, where she remained until 1989. In 1989, he joined Unilever as a marketing manager, and worked in the food segment. In 1991, she returned to Kibon as Chief Marketing Officer, and became Vice President Commercial in 1994. In 1995, she became general manager of Kraft Suchard Foods. In 1997, he held the position of general manager of Kibon. At ICI/Paints, he held the position of general manager of Tintas Coral Brasil from 1997 to 1999 and, subsequently, was regional manager of ICI. She was also general director at Parmalat Brasil in 1999, and CEO of the Internet Division of Grupo Pão de Açúcar from 2000 to 2001. From 2002 to 2007, he was corporate vice president/commercial vice president in the Sales and Corporate Marketing area of Grupo Abril. From 2009 to 2010, she was CEO/Regional Manager of Ipsos Brazil, a market research firm. He has served as a board member since 2001. From 2001 to 2005, he was a member of the Board of the American School of São Paulo (Graded School). From 2005 to 2006, he was a member of the superior council of CONAR (National Council for Advertising Self-Regulation). From 2008 to 2009 he was a member of the Board of Directors of Hospital Samaritano in São Paulo. From 2008 to 2014, he was a member of the Board of Directors of Lojas Renner, a Brazilian publicly traded company specializing in clothing retail, as well as chairman of the Sustainability Committee, from 2012 to 2014. From 2013 to 2016 he was a member of the Advisory Board of Eurofarma, the 4th largest Brazilian pharmaceutical company, privately held and not listed on the stock exchange. She is currently associated with the following entities: WCD (Women Corporate Directors) Brazilian Group, of which she was co-founder in 2010; Strategy Committee of the IBGC (Brazilian Institute of Corporate Governance), where he is leader of the DEI (Diversity, Equity and Inclusion) Working Group; Strategic Forum on Corporate Governance of AmCham (American Chamber of Commerce); and is an ambassador for the 30% Club and WOB (Women on Boards), being involved in the defense of gender diversity for more than a decade. In addition, Ms. Wright is an independent member of the board of directors, a member of the nomination and governance committee and coordinator of the compensation committee of Banco Santander (Brasil) S.A.

Ede Ilson Viani



Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in accounting sciences and an MBA in Finance from the Brazilian Institute of Capital Markets IBMEC. He was an auditor at Banco Itaú S.A. from 1986 to 1990. He worked at BankBoston S.A. for 16 years as Senior Auditor, Superintendent of Credit Risks, Executive Superintendent of Loan Products and Supte Exec of Small and Medium Enterprises. He started at Santander Brasil in 2007 as Director responsible for Small and Medium Enterprises and from July 2010 to 2014 he was Director of Retail Risks. From 2014 he was Director responsible for Companies, Governments & Institutions and Agribusiness and then Director responsible for the branch network until December 2019 when he assumed the position of Executive Vice President, responsible for Technology & Operations. Since June 2023, he has also been a member of the Board of Directors of Banco Santander (Brasil) S.A. In 2024, he became responsible for the Retail area of Banco Santander (Brasil) S.A.

EXHIBIT II - RÉSUMÉ OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

José de Paiva Ferreira



Mr. José Paiva is Portuguese, born on March 1, 1959. He holds a specialization in Business Administration from Fundação Getúlio Vargas, and an MBA from The Wharton School of Business, at the University of Pennsylvania. He has been working in financial markets for over 40 years. Mr. Paiva began his career at Banco Bradesco in 1973 and has held several positions. He then joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was executive vice president, responsible for Business, Human Resources, Operations, Technology, Equity, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he held the position of e-business director for Latin America, for the America Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work at Banco Banespa, as executive vice president, responsible for Human Resources, Technology, Operations and Assets. In 2003, he became the executive vice president responsible for the Marketing, Products and Retail sectors of Santander Brasil. In 2008, he became the CEO of Santander Brasil, a position he held until the merger with Banco Real, when he became senior executive vice president, responsible for the Retail Sector. In March 2011, Mr. Paiva became a member of the Board of Directors of Santander Brasil, and joined the Mitsubishi Corp Group headquartered in Los Angeles, California, USA in the position of Senior Executive Vice President. From July 2013 to December 2019, he returned to Santander Brasil and served as senior executive vice president responsible for Human Resources, Organization, Equity, Processes, Operations, Technology and Costs. Additionally, he held the following positions: Executive Director of Febraban (2014 to 2019), Chairman of the Self-Regulation Council of Febraban (2016 to 2019), Chairman of the Board of Directors of CIP - Interbank Payments Chamber (2015 to 2018), Chairman of the Board of Tecban - Banking Technology (2014 to 2015), Counselor of the Cancer Institute - SP (2009 to 2010) and Mentor of the Inova Unicamp Program (2011 to 2013). Mr. Paiva is currently a member of the Board of Directors and Coordinator of the Risk and Compliance Committee of Banco Santander (Brasil) S.A.

EXHIBIT II - RÉSUMÉ OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Mario Roberto Opice Leão



Mr. Mario is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Polytechnic School of the University of São Paulo. He joined Santander Brasil in October 2015 as Executive Director in Corporate and Investment Banking. In July 2017, he became Executive Vice President of Enterprise and SMEs and a member of our Executive Committee. Since January 2022, he has served as CEO of Santander Brasil. Prior to joining Santander Brasil, he was Managing Director of Capital Markets at Morgan Stanley from 2008 to 2015, worked at Goldman Sachs from 2006 to 2008 and at Citibank from 1996 to 2006.

EXHIBIT II - RÉSUMÉ OF THE CANDIDATES FOR **THE BOARD OF DIRECTORS**

Pedro Augusto de Melo



Mr. Pedro Augusto de Melo is Brazilian and was born on November 4, 1961. He holds a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu College of Accounting Sciences in São Paulo. Since March 2, 2020, he has held the position of CEO of the Brazilian Institute of Corporate Governance (IBGC). He is also a member of the Governance Committee of Amcham Brasil and an executive of the Union of Accounting Companies - SESCON. He developed his career in the audit areas of Deloitte and KPMG. From 2008 to 2017, he was CEO of KPMG Brazil, accumulating, in 2015, the position of CEO of KPMG South America. On October 1, 2017, he assumed the roles of COO for South America and Customer and Market Leader for South America until retiring from the company in early 2020. He has also actively participated in other levels of governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON - Brazilian Institute of Independent Auditors between 2009 and 2010. He is currently a member of the board of directors and coordinator of the Audit Committee of Banco Santander (Brasil) S.A.

Vanessa de Souza Lobato Barbosa



Mrs. Lobato is Brazilian, born on December 24, 1968. Bachelor of Business Administration from the Pontifical Catholic University of Minas Gerais, and has a specialization in Marketing from the Federal University of Minas Gerais. From 1990 to 1995, he worked in the Marketing area at Banco Nacional, being responsible for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for several branches in the city of Recife. In 1999, he started working for Santander Brasil, where he served as General Manager of the Recife branch. From 2001 to 2006, she worked as Local Superintendent, where she was responsible for one of the Regional Retail Departments, based in Belo Horizonte, which covered the states of Minas Gerais, Goiás, as well as Brasília, and the states of the northeast region. From 2006 to 2013, Ms. Lobato assumed the position of Executive Superintendent of our branch network, being responsible for one of our retail branches in Brazil, specifically the "SPI Centro Sul" branch, in Campinas, state of São Paulo, which covered important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana, in a total of 258 branches in 94 cities. From 2013 to 2020, she led, as one of our Executive Vice Presidents, the Vice President of Human Resources and from 2021 to 2023 she served as Vice President responsible for the Retail area of Santander Brasil. He is currently a member of the Board of Directors of Santander Brasil and also is as a member of the compensation committee.

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital
CNPJ/MF no. 90.400.888/0001-42
NIRE 35.300.332.067

BYLAWS

TITLE I
CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Art. 1. BANCO SANTANDER (BRASIL) S.A. (the "Bank" or the "Company"), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it..

Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

Art. 3. The Company is established for an indefinite period of duration.

Art. 4. The Company's corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II
SHARE CAPITAL AND SHARES

Art. 5°. The share capital is sixty five billion Brazilian Reais (BRL 65,000,000,000.00), consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

§ 1° The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

§ 2° When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

§ 3° Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

§ 4º Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

§ 5º Each common share entitles its holder to one vote at the General Meeting.

§ 6º Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;
II – priority in the distribution of dividends;
III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;
IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and
V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

§ 7º Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

(a) the transformation, amalgamation, merger or split of the Company;
(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and
(c) the value of assets intended to be used for paying up an increase in the Company's share capital.

§ 8º All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

§ 9º A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

§ 10 The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

§ 11 The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

§ 12 New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

§ 13 The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III
SHAREHOLDERS' MEETING

Art. 6º. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

§1° A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

§ 2º A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company's registered office may be required, within the period fixed in the announcements convening the meeting.

§ 3º The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

§ 4º The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

§ 5º It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV
MANAGEMENT

Art. 7º. The Company shall be managed by a Board of Directors and an Executive Board.

Art. 8º. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Art. 9º. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with. .

Sole Paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person

Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I
THE BOARD OF DIRECTORS

Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

§ 1º At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

§ 2º At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

§ 3º For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company's services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

§ 4º At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

§ 5º A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

§ 6º The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

§1º The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

§ 2º The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member's vote.

§3° In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors' member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

§1° The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

§ 2° The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

§ 3° The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

§ 4° The meetings of the Board of Directors should be held at the Company's head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

§ 5° The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days' notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

§ 6° The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published..

§ 7° The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

V. to monitor the management performance of the Officers; to examine the Company's books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank's capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

XVI. to resolve on the negotiation with the Company's shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company's own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company's Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body's internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

XXIV. approve the engagement of a share or unit bookkeeping institutio;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank's own securities;

XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank's shares, in case of cancellation of public company registration, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaw;

XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

XXXIII. to ensure that the managers' compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and chair the meetings;

II. call the General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II
EXECUTIVE BOARD

Art. 19. A The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

§ 1º The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

§ 2º The designation of the positions referred to above shall be made at the time of their election.

§ 3º Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

§ 4º When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

§ 5º The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

§ 1º If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

§ 2º When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

§ 1º The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I - with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board; or

II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board.

§ 2º Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

§ 3º The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Art. 22 The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

V - authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

VI - to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

VII – to submit the financial statements to the Board of Directors;

VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

IX - to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

§ 1º The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

§ 2º The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board;

II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

III – by two attorneys-in-fact together specifically designated to represent the Company.

§ 1º Subject to the provisions set forth in Paragraph 3 of this article 24, the Company's powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

§ 2º Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

§ 3º The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the first paragraph being applicable.

Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company's own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

I – preside over and manage all the Company's business and activities;

II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situation described in item II of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III – supervise the management of the members of the Executive Board, requesting information about the Company's business;

IV - define the duties of the members of the Executive Board, except as provided in item VII of Article 22 of these Bylaws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO's functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank's departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V
FISCAL COUNCIL

Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

§ 1º Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

§ 2º The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI
AUDIT COMMITTEE

Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to 5 (five) consecutive reelections permitted under applicable legislation.

§ 1º Once the maximum limit for reappointments provided for in this Article 30 is achieved, the member of the Audit Committee may only join such body in the Company after at least three (3) years after the end of their previous term of office.

§ 2º Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for another 5 additional terms of one (1) year each, waiving the interstitial of three (3) years provided for in § 1, above.

§ 3º When the members of the Audit Committee are to take office, its Coordinator will be appointed.

§ 4º The Audit Committee shall report directly to the Company's Board of Directors.

§ 5º In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the Company's management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

§ 6º Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII
COMPENSATION COMMITTEE

Art. 31. A The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company's Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution's compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

§ 1º When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

§ 2º The Compensation Committee shall report directly to the Company's Board of Directors.

§ 3º In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the compensation policy for the Company's management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the compensation policy for the Company's management;

IV – do annual reviews of the compensation policy for the Company's management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

VIII – analyze the Company's management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX – to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank's risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

§ 4º The Board of Directions may remove from office any members of the Compensation Committee at any time.

§ 5º The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII
OMBUDSMAN DEPARTMENT

Art. 32. The company shall have an Ombudsman's Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

§ 1º The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company's Financial Conglomerate;

II – act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III – inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

§ 2º The Ombudsman's Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

§ 3º The Ombudsman's Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

Art. 33. The duties of the Ombudsman's Department involve the following activities:

I – to support, record, instruct, analyze and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company's Financial Conglomerate;

II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

IV – to forward a conclusive response to clients' demands within the deadline informed in item III above;

V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company's Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company's Financial Conglomerate in order to solve them; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company's Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman's Department on the fulfillment of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX
FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III - the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company's General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I - declare dividends out of line item "profit" recorded in the semiannual balance sheet;

II - determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item "profit" recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III - declare interim dividends out of line item "retained earnings" or "earnings reserves" in the last annual or semiannual balance sheet.

§ 1º The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

§ 2º The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

§ 3º Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

Art. 38. The company's accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X
DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Chapter I – Definitions

Art. 40. For the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company's Controlling Power.

"Transferor Controlling Shareholder" means the controlling shareholder when they transfer control of the Company.

"Controlling Shares" means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank's management and those held in treasury.

"Disposal of Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company's Control

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or **"Control"** means the power effectively used to steer corporate activities and instruct the operation of the Bank's bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company's and its shares' price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Chapter II – Disposal of Control of the Company

Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company's Control; or

II. in case of transfer of Control of an entity holding the Company's Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Chapter III – Cancellation of Registration as a Public Company

Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company's registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter's decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

§ 1º. The selection of the specialized institution or company responsible for determining the Bank's Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

§ 2º. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI
ARBITRATION COURT

Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA ("Arbitration Regulations"), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

§ 1º. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

§ 2º. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

§ 3º. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

§ 4º. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII
LIQUIDATION

Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII
ISSUANCE OF UNITS

Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as "Units" or individually as "Unit").

§ 1º. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

§ 2º. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

§ 3º. Only shares free from onus and liens may be the subject of deposits for issuing Units.

Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Art. 52. O The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

§ 1°. The respective holder may be charged the cost of canceling and transferring the Unit.

§ 2º. The Company's Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

§ 3º. Units subject to burdens, lien or encumbrances may not be canceled.

Art. 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

§ 1° The right to attend the Company's General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company's General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

§ 2°. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

(i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV
GENERAL AND TRANSITORY PROVISIONS

Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

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